Exhibit 99.1

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Rio Tinto board changes
4 March 2011
Sir Rod Eddington and Yves Fortier, non-executive directors of Rio Tinto, will be retiring from the boards at the conclusion of the 2011 annual general meetings on 5 May 2011. Yves Fortier’s retirement was first announced in February 2010. Andrew Gould, senior independent director, will serve for one more year before retiring at the conclusion of the 2012 meetings, at which time he will have served on the boards for more than nine years.
Jan du Plessis, chairman, said, “I am most grateful to Yves for his tremendous support during an important transition period for Rio Tinto following the Alcan acquisition. I would also like to thank Rod for his significant contribution and the Australian perspective that he has brought to the boards since 2005. I am particularly grateful to Andrew for his willingness to continue supporting me and providing his guidance to the boards for a further 12 months. I wish all of them well for the future.”
A process is underway to replenish the board following these changes, which includes recognising the desirability of appointing another Australian director after the retirement of Sir Rod Eddington.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404
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